A Partnership Of Incorporated Professionals
Amisano Hanson
Chartered Accountants
March 23, 2007
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
U.S.A.
Dear Ladies and Gentlemen:
We are the former independent auditors for Xcorporeal, Inc. (the “Company”). We have read the Company’s disclosure in the section “Changes In Registrant’s Certifying Accountant” as included in Section 4.01 of the Company’s 8K/A Amendment No. 2 dated February 13, 2007 and are in agreement with the disclosure in that section, insofar as it pertains to our firm. We confirm that there were no disagreements between September 30, 2006 and February 13, 2007. We have no basis to agree or disagree with other statements of the Company contained in that section or elsewhere in the 8K/A Amendment No. 2, as referred to above.
Yours very truly,
/s/ Amisano Hanson
AMISANO HANSON

750 WEST PENDER STREET, SUITE 604 VANCOUVER CANADA V6C 2T7	TELEPHONE: 604-689-0188 FACSIMILE: 604-689-9773 E-MAIL: amishan@telus.net